                                                   EFILED: JAN 27 2005 11:17 EST
                                                   FILING ID 5025054

                [GRAPHIC OF SEAL OF COURT OF CHANCERY STATE OF DELAWARE OMITTED]

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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MIRFRED PARTNERS LLC,

           Plaintiff,                            C.A. NO. 1053-W

           v.

GENENCOR INTERNATIONAL, INC.,
EASTMAN CHEMICAL COMPANY,
THERESA K. LEE, ROBERT H. MAYER,
JORGEN ROSENLUND, JEAN-JACQUES
BIENAIME, SOREN BJERRE-NIELSEN,
BRUCE C. COZADD, JOSEPH A. MOLLICA,
GREGORY O. NELSON, NORBERT G.
RIEDEL, JAMES P. ROGERS and DANISCO A/S,

           Defendants.

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                             CLASS ACTION COMPLAINT
                             ----------------------

     Plaintiff, as and for its class action complaint, alleges upon personal knowledge as to itself and its own acts, and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION
                              --------------------

     1. This is a stockholder class action brought by plaintiff on behalf of the public shareholders of Genencor International, Inc. ("Genencor" or the
"Company") common stock against the Company and its directors and others to enjoin defendants from causing the Company to be acquired by its majority shareholder, Danisco A/S ("Danisco") at an inadequate consideration.

                                     PARTIES
                                     -------

     2. Plaintiff Mirfred Partners, LLC has been the beneficial owner of the
Company common stock at all relevant times and continues to be the beneficial owner of such shares.

     3. Genencor is a Delaware corporation with its principal place of business at 925 Page Mill Road, Palo Alto, CA 94304. The Company is a diversified biotechnology company with over $380 million in 2003 revenues. The Company develops and delivers products and services for the industrial, consumer, and agri-processing markets and focuses on two markets: bioproducts and health care.
For the bioproducts market, Genencor discovers, develops, and sells biocatalysts and other biochemicals for the industrial, consumer, and agri-processing markets. For the health care market, Genencor has drug development platforms in targeted biotherapeutics for cancer.

     4. Eastman Chemical Company is a Delaware corporation with its principal place of business at 100 N. Eastman Road, Kingsport, TN 37660. As of April 16,
2004, Eastman held approximately 42.2% of the Company's outstanding common stock. Eastman is the largest producer of polyester plastics for packaging and is a leading supplier of raw materials for paints and coatings, inks and graphic arts, adhesives, textile sizes and other formulated products, and cellulose acetate fibers.

     5. Defendant Theresa K. Lee ("Lee") has served as a director of the Company since 2002. Lee also serves as Senior Vice President, Chief Legal Officer and
Corporate Secretary of Eastman, a position she has held since 2000. Lee has also held various positions at Eastman since joining Eastman in 1987, including Vice
President, Secretary and Associate General Counsel of Eastman Chemical Company
from 1997 to

2000, and Assistant Secretary and Assistant General Counsel, Legal Department --
Corporate Group from 1995 to 1997.

     6. Defendant Robert H. Mayer ("Mayer") has served as a director of the
Company since 1999. He is currently Executive Vice President of Danisco A/S, a position he has held since 1999. Mayer joined Danisco A/S in 1981 and has been a member of its Executive Board since 1999. Dr. Mayer was the President of Danisco
USA from 1981 until 1999.

     7. Jorgcn Rosenlund ("Rosenlund") has served as a director of the Company since 2003. He is currently Vice President, Group General Counsel of Danisco, a
position he has held since January 2003. Since joining Danisco in 1992,
Rosenlund has held a variety of positions, including Vice President and Deputy
Group General Counsel from 1999 to 2003, Vice President (Head of Legal
Department) from 1996 to 1999, and Vice President, Danisco Sugar A/S from 1994 to 1996.

     8. Defendant Jean-Jacques Bienaime has been a director of the Company since
2002. Bienaime also serves as Chairman, Chief Executive Officer and President of the Company. Bienaime was appointed as the Company's Chief Executive Officer and
President in November 2002 and the Company's Chairman in April 2003. Prior to
joining Genencor, Bienaime was Chairman, President and Chief Executive Officer
of SangStat Medical Corporation and prior to joining SangStat Medical
Corporation, Bienaime held various management positions from 1992 to 1998, including Senior Vice President of Corporate Marketing and Business Development,
and Vice President and General Manager of the advanced therapeutic and oncology division, with Rhone-Poulenc Rorer Pharmaceuticals (now known as Aventis).

     9. Defendant Soren Bjerre-Nielsen ("Nielsen") has been a director of the
Company since 1999. He currently Executive Vice President and Chief Financial
Officer of Danisco A/S, a position he has held since 1995, and has been a member of the Danisco A/S Executive Board since 1995. Prior to joining Danisco A/S, Mr.
Bjerre-Nielsen was employed by Deloitte & Touche.

     10. Defendant Bruce C. Cozadd ("Cozadd") has been a director of the Company since 2000.

     11. Defendant Joseph A. Mollica ("Mollica") has been a director of the
Company since January 2000.

     12. Defendant Gregory O. Nelson ("Nelson") has been a director of the
Company since January 2002. He is currently Senior Vice President and Chief
Technology Officer of Eastman, a position he has held since 2003. Nelson is responsible for worldwide research, development and technical service for
Eastman's businesses. Nelson also has held various research and management positions since joining Eastman in 1982, including Vice President and Chief
Technology Officer from 2001 to 2003, Vice President of Polymers Technology from
1997 to 2001, Director of Polymers Research Division from 1995 to 1997, Director of the Physical and Analytical Chemistry Research Division from 1994 to 1995,
Technology Manager for Polymer Modifiers Business from 1993 to 1994, and
Manager, Technology Core Competence from 1992 to 1993. Nelson also serves as
Vice Chairman of the Board of Eastman Credit Union.

     13. Defendant Norbert G. Riedel ("Riedel") has been a director of the
Company since 2000.

     14. Defendant James P. Rogers ("Rogers") has been a director of the Company since 1999. He is currently Executive Vice President of Eastman, which he joined in 1999, and President of Eastman Division, of which he previously served as
Chief Operations Officer. Rogers also previously served as Senior Vice President and Chief Financial Officer of Eastman.

     15. Danisco A/S ("Danisco") develops and produces food ingredients, sweeteners and sugar. The group employs around 9,000 people in some 40 countries and reported net sales of $2.9 billion in 2003/04.

     16. The defendants identified in paragraphs 5 through 13 collectively constitute the entirety of the Company's board of directors. These 10 individuals are hereinafter referred to collectively as the "Individual
Defendants."

     17. As of April 16, 2004, Eastman Chemical Company ("Eastman") owned approximately 42.2% of Genencor's common stock. Further, 3 of the Company's 10 directors are also employees of Eastman, and 3 of the 10 of the Company's directors are also employed by Danisco. As a result, Eastman and Danisco have the collective ability to generally control Genencor.

     18. The Individual Defendants, by virtue of their positions as officers and/or directors of the Company, and Eastman, as the Company's majority stockholder, stand in a fiduciary relationship to the Company's public stockholders and owe them the highest duties of good faith, fair dealing, due care, loyalty, and full and fair disclosures.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     19. Plaintiff, a shareholder of the Company, brings this action as a class action pursuant to Delaware Rule of Chancery 23 on behalf of itself and all public common stock holders of the Company. Excluded from the Class are defendants, members of the immediate families of the defendants, their heirs and assigns, and those in privity with them.

     20. The members of the Class are so numerous that joinder of all of them would be impracticable. The Company has over 59 million shares of common stock outstanding.

     21. Plaintiff's claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain damages arising out of defendants' breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class.
Plaintiff will fairly and adequately protect the interests of the Class.
Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

     22. There are questions of law and fact common to the members of the Class including, inter alia, whether:

     (a) the defendants have and are breaching their fiduciary duties to the
Company's public shareholders;

     (b) the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

     23. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual

members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     24. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

     25. On Thursday, January 27, 2005, Genencor and Danisco jointly announced that they had signed a definitive agreement for Danisco to acquire all of the outstanding shares of common stock of Genencor, other than those held by Danisco and Eastman or their respective subsidiaries for $19.25 per share in cash.
Further, in connection with the definitive agreement with Genencor, Danisco has entered into a definitive stock purchase agreement with Eastman under which
Danisco will acquire all of the outstanding shares of common stock of Genencor held by Eastman for $15 per share in cash and all of the outstanding shares of preferred stock of Genencor held by Eastman for $44 million in cash. Danisco and
Eastman currently each owns approximately 42% of Genencor's outstanding shares of common stock and 50% of Genencor's outstanding shares of preferred stock.

     26. Since 1997, the Company has consistently experienced profitable financial returns, with the exception of 2002. This is aptly demonstrated in the
Company's financials for the quarter ended September 30, 2004 which indicated
that the Company

had experienced product revenues increased by 11% to $99.5 million, compared to
$89.8 million in the third quarter of 2003. Further, total revenues in the third quarter were $101.9 million, compared to $94.1 million for the same period in
2003. Net income available to common stockholders was $1.2 million, or $0.02 per diluted share, compared to $2.3 million or $0.04 per diluted share during the same period in 2003. Further, for the nine months ended September 30, 2004, total revenues were $306.1 million, compared to $286.2 million for the same period in 2003. Net income available to common stockholders was $24.4 million, or $0.40 per diluted share for the nine months ended September 30, 2004, compared to $12.8 million or $0.21 per diluted share for that same period in
2003.

     27. Recognizing the Company's strong performance and potential for even greater growth, the Company's majority shareholder has determined to usurp that growing value, denying the Company's public shareholders the opportunity to obtain fair value for their equity interest by proposing a transaction at an inadequate premium, thereby denying the Company's public shareholders the opportunity to obtain fair value for their equity interest.

     28. The consideration of $19.25 each per share to be paid to Class members is unfair and inadequate consideration because, among other things: (1) the intrinsic value of the Company's stock is materially in excess of $19.25 per share, giving due consideration to the Company's prospects for growth and profitability in light of its business, earnings power, present and future; (b)
the $19.25 each per share price is not the result of arm's length negotiations but was fixed arbitrarily by the Company's

majority shareholders to "cap" the market price of the Company and obtain its assets and businesses at the lowest possible price.

     29. The Proposed Transaction is an attempt by Danisco to aggrandize itself at the expense of the Company's public stockholders. The proposed acquisition will, for inadequate consideration, deny plaintiff and the other members of the
Class the opportunity to share proportionately in the future success of the
Company and its valuable assets, while permitting Danisco and Eastman to benefit wrongfully from the transaction.

     30. Given Danisco and Eastman's stock ownership of the Company and their representation on the Board of Directors, they are able to dominate and control the other directors. Under the circumstances, none of the directors can be expected to protect the Company's public shareholders in a transaction which benefits Danisco and Eastman at the expense of the Company's public shareholders.

     31. Because of the stock ownership of the Company by Danisco and Eastman, no third party, as a practical matter, can attempt any competing bid for the
Company as the success of any such bid would require the consent and cooperation of Danisco and Eastman.

     32. Plaintiff and the other members of the Class will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties to the Company's public shareholders in a proposed transaction which will benefit
Danisco and Eastman at the expense of the public shareholders.

     33. Plaintiff and other members of the class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

     (1)  Certifying this action as a class action and plaintiff as the Class representative and plaintiff's counsel as Class counsel;

     (2)  Enjoining the Proposed Transaction preliminarily and permanently;

     (3)  To the extent the Proposed Transaction is consummated prior to the entry of this Court's final judgment, rescinding it or granting the
          Class rescissory damages;

     (4)  Awarding plaintiff and the Class compensation for all damages they sustain as a result of defendants' unlawful contact;

     (5)  Directing that the defendants account to plaintiff and the other members of the Class for all profits and any special benefits obtained as a result of their unlawful conduct.

     (6)  Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance of attorneys' fees and expenses; and

     (7)  Granting such other relief as the Court may find just and proper.

                                           ROSENTHAL, MONHAIT, GROSS
                                             & GODDESS, P.A.

THE BRUALDI LAW FIRM
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